UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2009

MORRIS PUBLISHING GROUP, LLC

(Exact name of registrant as specified in its charter)

Georgia

(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On January 28, 2009, Morris Publishing Group, LLC (“Morris Publishing”), as borrower, entered into Amendment No. 4 and Waiver No. 2 (the "Amendment"), with JPMorgan Chase Bank, N.A. as Administrative Agent under the Credit Agreement dated as of December 14, 2005 (as amended by Amendment No.1 thereto, Amendment No. 2 and Waiver thereto, and Amendment No. 3 thereto and as otherwise modified and supplemented and in effect immediately prior to the effectiveness of the Amendment, the “Credit Agreement”) between Morris Publishing, Morris Communications Company, LLC (“Morris Communications”), the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. Additional parties to the Amendment include the subsidiary guarantors of Morris Publishing and Morris Communications (the "Subsidiary Guarantors"), MPG Newspaper Holding, LLC ("MPG Holdings") the parent of Morris Publishing, Shivers Trading & Operating Company ("Shivers"), and Morris Communications Holding Company, LLC ("Holdings"), the parent of Morris Communications. The lenders party to the Credit Agreement are JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association, Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.

Prior to the Amendment, the Credit Agreement provided for revolving credit commitments of $100 million, in addition to the $83.25 million outstanding on the term loan. On January 28, 2009, there was $50 million outstanding on the revolving credit facility.

The Credit Agreement includes an event of default if Morris Publishing defaults in the payment when due of any principal or interest due on any other indebtedness having an aggregate principal amount of $5 million or more (such as Morris Publishing’s $278.5 million of 7% Senior Subordinated Notes due 2013). The Amendment waives until March 3, 2009 any default that may arise from a failure to pay the $9.7 million interest payment due February 1, 2009 on these subordinated notes.

The Amendment reduces the limit on loans available under the revolving facility from $100 million to $70 million, but further limits the amount available to $60 million without the consent of lenders holding a majority of the commitments under the Credit Agreement.

The Amendment provides for an immediate increase of the variable interest rate under the Credit Agreement (previously scheduled for April 1, 2009) of 0.500%.

The Amendment waives until April 11, 2009 any default that may exist from Morris Publishing’s failure to cause to be filed continuation statements as may be necessary to maintain perfection of security interests in assets of some of the Subsidiary Guarantors.

The Amendment requires Morris Publishing Group and its subsidiaries to enter into control agreements in favor of the lenders to perfect the security interest of the lenders in all deposit accounts, except for deposit accounts aggregating less than $500,000 for Morris Publishing, Morris Communications and their subsidiaries.

The Amendment contains provisions permitting Morris Communications, its beneficial owners, and its subsidiaries (other than Morris Publishing) to consummate a reorganization of their company structure, without causing a default under the Credit Agreement. In the reorganization, Morris Communications distributed ownership of all membership interests in Morris Publishing to MPG Holdings, subject to the existing pledge of the membership interests to the administrative agent for the lenders under the Credit Agreement. At the time of the distribution, MPG Holdings and Morris Communications were both beneficially owned by Shivers, and the transfer was completed without consideration, other than as distributions or capital contributions among related companies. Morris Communications and all of its remaining subsidiaries remain as guarantors of Morris Publishing’s obligations under the Credit Agreement. After the reorganization, the lenders under the Credit Agreement maintain all of their existing security interests in the assets of Morris Publishing, Morris Communications and the Subsidiary Guarantors. Various covenants, restrictions and other provisions of the Credit Agreement were modified to reflect the reorganized corporate structure, without materially changing the substantive effect of the provisions on either Morris Publishing, Morris Communications or the Subsidiary Guarantors. Morris Publishing did not transfer or receive any assets or liabilities in the reorganization.

In addition, Morris Publishing amended its Tax Consolidation Agreement with Morris Communications and Shivers to include Questo, Inc. ("Questo") as the new common parent of the group and to include MPG Holdings as the new parent of Morris Publishing, for tax periods after the reorganization. The amendment does not change Morris Publishing’s financial rights or obligations. Morris Publishing remains obligated to pay to its parent entities an amount equal to the federal income tax liability that Morris Publishing would pay (taking into account net operating loss carry forwards and carry backs) as if it were filing separate tax returns as a C corporation. The parent entities remain obligated to indemnify Morris Publishing for any tax liability of any other member of the consolidated group.

Section 8 Other Events

Item 8.01 Other Events

Morris Publishing has not paid the $9.7 million interest payment due February 1, 2009 under Morris Publishing’s $278.5 million of 7% Senior Subordinated Notes due 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **February 2, 2009**

MORRIS PUBLISHING GROUP, LLC

By: /s/ Steve K. Stone
Steve K. Stone
Senior Vice President and Chief Financial Officer